SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

CIENA CORPORATION
(Name of Subject Company (Issuer))

CIENA CORPORATION
(Name of Filing Persons (Issuer))

ONI SYSTEMS CORP. 5% CONVERTIBLE SUBORDINATED NOTES DUE OCTOBER 15, 2005
(Title of Class of Securities)

68273F-AA-1
(CUSIP Number of Class of Securities)

RUSSELL B. STEVENSON, JR.
SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
CIENA CORPORATION
1201 WINTERSON ROAD
LINTHICUM, MARYLAND 21090
(410) 865-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

MICHAEL J. SILVER
AMY BOWERMAN FREED
HOGAN & HARTSON L.L.P.
111 SOUTH CALVERT STREET
SUITE 1600
BALTIMORE, MD 21202
(410) 659-2700

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE

$185,161,862.78	$17,034.90

*      Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that all outstanding Notes are purchased at a price of $910 per $1,000 principal amount due at maturity, plus accrued and unpaid interest thereon to, but not including, the date of purchase.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,513.66; $523.24	Filing Party: CIENA Corporation
Form or Registration No.: Schedule TO; Amendment No. 1
to Schedule TO	Date Filed: December 12, 2002; December 20, 2002

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ]third party tender offer subject to Rule 14d-1.             [  ] going-private transaction subject to Rule 13e-3.

[x] issuer tender offer subject to Rule 13e-4. 14d-1.         [  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [  ]

     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 12, 2002, and amended on December 20, 2002 (the “Schedule TO”), by CIENA Corporation, a Delaware corporation (“CIENA”). The Schedule TO and this amendment relate to CIENA’s offer to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2002, as supplemented, and the accompanying Letter of Transmittal (which, as amended and supplemented, together constitute the “Offer” and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO), any and all of the outstanding ONI Systems Corp. 5% Convertible Subordinated Notes due October 15, 2005 (the “Notes”).

ITEMS 1, 2, 4-9 and 11.

     Items 1, 2, 4 through 9 and 11 of the Schedule TO, which incorporate by reference certain information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

     The Offer to Purchase is hereby amended by restating the bullet point of the “Summary Term Sheet” entitled, “If I tender, when and how will I receive payment for my Notes?” which appears on page 4, as follows:

•	If I tender, when and how will I receive payment for my Notes?

We will accept for payment all properly tendered Notes immediately upon expiration of the Offer. We will promptly forward the appropriate amount of cash to cover the purchase price of the tendered Notes, plus accrued and unpaid interest thereon to, but not including, the date of purchase, to the Depositary, who will promptly distribute the cash to the holders. (Page 12)

     The Offer to Purchase is hereby further amended by restating the fourth paragraph of Section 2 (“Terms of the Offer.”) of the Offer to Purchase, which appears on page 8, as follows:

All Notes validly tendered at or prior to the Expiration Date and not validly withdrawn will, upon the terms and subject to the conditions hereof (including the terms and conditions of any extension or amendment hereto), be accepted for payment by the Offeror on the business day immediately following the Expiration Date, which is expected to be January 14, 2003 (the “Acceptance Date”), and payments therefor will be made to the Depositary on the Acceptance Date or as promptly as possible after the Expiration Date (the “Payment Date”). The Depositary will promptly distribute the Offer Consideration to the Holders whose Notes are tendered and accepted. Each tendering Holder whose Notes are accepted for payment pursuant to the Offer will receive the same consideration therefor, per $1,000 principal amount due at maturity thereof, as all other Holders whose tenders are accepted.

     The Offer to Purchase is hereby further amended by restating the first sentence of the first paragraph of Section 5 (“Conditions of the Offer.”) of the Offer to Purchase, which appears on page 10, as follows:

Notwithstanding any other provision of the Offer, we will not be required to accept any Notes tendered, and we may terminate or amend the Offer, or postpone our acceptance and cancellation of any Notes tendered, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time on or after December 12, 2002 and prior to the Expiration Date any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, the occurrence of such event or events makes it inadvisable for us to proceed with the Offer:

     The Offer to Purchase is hereby further amended by restating the first paragraph of Section 8 (“Acceptance of Notes for Payment; Accrual of Interest.”) of the Offer to Purchase, which appears on page 12, as follows:

ACCEPTANCE OF NOTES FOR PAYMENT. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, the Offeror will, on the Payment Date, which shall occur promptly after the Expiration Date and on, or as promptly as practicable after, the Acceptance Date, pay the Offer Consideration to the Depositary for all Notes validly tendered and not withdrawn under the terms of the Offer. Such payment will be made by the deposit of the Offer Consideration in immediately available funds by CIENA.

     The Offer to Purchase is hereby further amended by restating the second paragraph of Section 8 (“Acceptance of Notes for Payment; Accrual of Interest.”) of the Offer to Purchase, which appears on page 12, as follows:

The Offeror expressly reserves the right, after the expiration of the Offer, in its sole discretion, to delay acceptance for payment of Notes tendered in the Offer or the payment for Notes accepted for purchase (subject to Rule 13e-4(f)(5) under the Securities Exchange Act, which requires that the Offeror pay the consideration offered or return the Notes deposited by or on behalf of the Holders promptly after the termination or withdrawal of the Offer), while awaiting any governmental regulatory approvals. In all cases, payment by the Depositary for Notes accepted for purchase pursuant to the Offer to Holders or beneficial owners will be made only after timely receipt by the Depositary of (i) timely confirmation of a book-entry transfer of such Notes into the Depositary’s account at DTC pursuant to the procedures set forth under Section 10 -“Procedures for Tendering Notes,” (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) or a properly transmitted Agent’s Message (as defined herein) and (iii) any other documents required by the Letter of Transmittal, as applicable.

     The Offer to Purchase is hereby further amended by inserting at the end of the second to last paragraph of Section 19 (“Additional Information.”) of the Offer to Purchase, which appears on page 20 and begins “As you read the foregoing documents...” the following sentence:

If there is a material change to the information about the Offer that is contained in this Offer to Purchase, the related Letter of Transmittal or other Offer documents, we will notify you and update those materials.

ITEM 3. IDENTITY OF FILING PERSON.

     Item 3 is hereby amended by restating in its entirety the introductory paragraph of Item 3 of the Schedule TO, as follows:

CIENA is the sole filing person. The following table names each person specified in Instruction C to Schedule TO. Each of the named person’s business address is 1201 Winterson Road, Linthicum, Maryland 21090, and each of the named person’s business telephone number is (410) 865-8500.

ITEM 12. EXHIBITS

(a)(1)(A)	Form of Offer to Purchase, dated December 12, 2002.*
(a)(1)(B)	Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on IRS Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Substitute Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Notice of Withdrawal.*
(a)(1)(G)	Supplement to Offer to Purchase dated December 20, 2002.**
(a)(2-4)	Not applicable.
(a)(5)(A)	Text of Press Release issued by CIENA Corporation on December 12, 2002 (incorporated herein by reference to CIENA’s Schedule TO-C filed on December 12, 2002).
(a)(5)(B)	Text of Press Release issued by CIENA Corporation on December 20, 2002.**
(b)	None.
(d)(1)	Indenture, dated as of October 27, 2000, between ONI Systems Corp., as Issuer, and State Street Bank and Trust Company of California, N.A., as Trustee (incorporated herein by reference to Exhibit 4.1 to ONI Systems Corp.’s Form 10-Q filed November 14, 2000).
(d)(2)	First Supplemental Indenture, dated as of June 21, 2002, between CIENA, as Issuer, and State Street Bank and Trust Company of California, N.A., as Trustee (incorporated herein by reference to Exhibit 4.12 to CIENA’s Form 10-K filed December 12, 2002).

(g)	None.
(h)	None.

*	Previously filed by CIENA on Schedule TO, dated December 12, 2002.
**	Previously filed by CIENA on Amendment No. 1 to Schedule TO, dated December 20, 2002.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIENA CORPORATION

By:	/s/ Russell B. Stevenson, Jr. Russell B. Stevenson, Jr. Senior Vice President, General Counsel and Secretary

Dated: December 27, 2002

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Form of Offer to Purchase, dated December 12, 2002.*
(a)(1)(B)	Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on IRS Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Substitute Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Notice of Withdrawal.*
(a)(1)(G)	Supplement to Offer to Purchase dated December 20, 2002.**
(a)(2-4)	Not applicable.
(a)(5)(A)	Text of Press Release issued by CIENA Corporation on December 12, 2002 (incorporated herein by reference to CIENA’s Schedule TO-C filed on December 12, 2002).
(a)(5)(B)	Text of Press Release issued by CIENA Corporation on December 20, 2002.**
(b)	None.
(d)(1)	Indenture, dated as of October 27, 2000, between ONI Systems Corp., as Issuer, and State Street Bank and Trust Company of California, N.A., as Trustee (incorporated herein by reference to Exhibit 4.1 to ONI Systems Corp.’s Form 10-Q filed November 14, 2000).
(d)(2)	First Supplemental Indenture, dated as of June 21, 2002, between CIENA, as Issuer, and State Street Bank and Trust Company of California, N.A., as Trustee (incorporated herein by reference to Exhibit 4.12 to CIENA’s Form 10-K filed December 12, 2002).
(g)	None.
(h)	None.

*	Previously filed by CIENA on Schedule TO, dated December 12, 2002.
**	Previously filed by CIENA on Amendment No. 1 to Schedule TO, dated December 20, 2002.